Exhibit 99.4

LOAN AGREEMENT

This LOAN AGREEMENT (the “Agreement”) is made and entered into as of December 27, 2024 (the “Effective Date”), by and between:

1.	Lender: DASHENG CONSULTING SERVICES LIMITED, with an address at [Address]

2.	Borrower: OSTIN TECHNOLOGY GROUP CO., LTD., a Cayman Islands exempted company (“Borrower”), with an address at [Address]

The parties hereby agree as follows:

1. Loan Amount

Lender agrees to lend to Borrower the principal sum of One Million Two Hundred United States Dollars (USD 1,200,000) (the “Loan”).

2. Term

The term of this Loan shall be one (1) month from the date the funds are disbursed to the Borrower (the “Maturity Date”). The date on which Lender delivers the Loan proceeds to Borrower shall be referred to as the “Disbursement Date.”

3. Interest

1.	Borrower shall pay to Lender interest on the unpaid principal balance of the Loan at the rate of one percent (1%) per annum.

2.	Interest shall accrue from the Disbursement Date through the Maturity Date.

4. Repayment

1.	Borrower shall repay the principal amount of USD 1,207,000, plus all accrued interest, in full on or before the Maturity Date.

2.	Payment shall be made in United States Dollars via wire transfer to an account designated by Lender (or in such other manner as the parties may agree in writing).

5. Prepayment

Borrower may prepay the Loan, in whole or in part, at any time without penalty or premium. Any partial prepayment shall first be applied to accrued but unpaid interest, then to the outstanding principal.

6. Default

1.	An “Event of Default” shall occur if Borrower fails to pay the principal and accrued interest in full by the Maturity Date.

2.	Upon an Event of Default, Lender may declare all amounts due and payable immediately.

3.	Borrower shall be responsible for all reasonable costs incurred by Lender in enforcing its rights under this Agreement, including attorneys’ fees.

7. No Security

This Loan is unsecured unless otherwise agreed in a separate writing executed by the parties.

8. Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. Any dispute arising from this Agreement shall be brought and resolved in the courts located in Hong Kong, and the parties consent to personal jurisdiction in such courts.

9. Entire Agreement

This Agreement constitutes the entire understanding between the parties and supersedes all prior negotiations or understandings. This Agreement may be amended or modified only by a written instrument signed by both parties.

10. Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures transmitted by email/PDF shall be effective as originals.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

LENDER:

DASHENG CONSULTING SERVICES LIMITED

By:
Name:
Title:
Date:

BORROWER:

OSTIN TECHNOLOGY GROUP CO., LTD.

By:
Name:
Title:
Date:

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